UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                DCAP GROUP, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    233065101
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                                 (CUSIP Number)

Michael Feinsod                                   Elliot Press, Esq.
Infinity Capital, LLC                             c/o Katten Muchin Rosenman LLP
767 Third Avemue                                  575 Madison Avenue
16th Floor                                        New York, New York  10022
New York, New York 10017                          (212) 940-6348
(212) 752-2777

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 5, 2007
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     293,598 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            293,598 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,598 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     293,598 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            293,598 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,598 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     293,598 shares (comprised of shares held by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            293,598 shares (comprised of shares held by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,598 shares (comprised of shares held by Infinity Capital Partners,
      L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 233065101
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     293,598 shares (comprised of shares owned by Infinity
                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            293,598 shares (comprised of shares owned by Infinity
    WITH             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      293,598 shares (comprised of shares owned by Infinity Capital Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      1N
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 5 amends the Statement on Schedule 13D relating to the Common Stock (the "Common Stock") of DCAP Group, Inc. (the "Company"), a company organized and existing under the laws of the State of Delaware, filed by Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"),
(ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"),
(iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons") on December 8, 2006, as amended by Amendments No. 1, 2, 3 and 4 filed on December 19, 2006, December 20, 2006, January 5, 2007 and January 30, 2007, respectively. Defined terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed thereto in the Statement on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            The aggregate amount of funds used to purchase all shares of Common Stock acquired by Partners was $703,039.

Item 5. Interest in Securities of the Issuer.

            Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,896,024 shares of Common Stock outstanding as of October 31, 2006, as reported in the Company's quarterly report on Form 10-QSB for the period ended September 30, 2006.

            As of the close of business on March 6, 2007:

                  (i) Partners owns 293,598 shares of Common Stock which constitute approximately 10.14% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 293,598 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 10.14% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 293,598 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 10.14% of the shares of Common Stock outstanding; and

                  (iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 293,598 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 10.14% of the shares of Common Stock outstanding.

                  Item 5(c) is hereby amended as follows:

                  (c) Set forth below is a description of all transactions in shares of Common Stock that were effected by Partners since the filing of Amendment No. 3 to Statement on Schedule 13D. All such transactions were purchases effected on the open market.

--------------------------------------------------------------------------------
Date                            Number of Shares                Price Per Share
--------------------------------------------------------------------------------
01/30/2007                             2,200                         2.96
--------------------------------------------------------------------------------
01/31/2007                               100                         2.95
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02/01/2007                             4,900                         2.95
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02/02/2007                             4,400                         2.946
--------------------------------------------------------------------------------
02/06/2007                             2,400                         2.943
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02/07/2007                             4,024                         2.898
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02/08/2007                             1,600                         2.95
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02/09/2007                               900                         2.95
--------------------------------------------------------------------------------
02/26/07                                 900                         2.898
--------------------------------------------------------------------------------
02/27/07                                 800                         2.836
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02/28/07                                 500                         2.84
--------------------------------------------------------------------------------
03/05/07                               1,001                         2.788
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                                  Page 7 of 8

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2007

                                          INFINITY CAPITAL PARTNERS, L.P.

                                          By: Infinity Capital, LLC, its General
                                              Partner


                                          By: /s/ Michael Feinsod
                                              ----------------------------------
                                              Name: Michael Feinsod
                                              Title: Managing Member

                                          INFINITY CAPITAL, LLC


                                          By: /s/ Michael Feinsod
                                              ----------------------------------
                                              Name:  Michael Feinsod
                                              Title: Managing Member

                                          INFINITY MANAGEMENT, LLC


                                          By: /s/ Michael Feinsod
                                              ----------------------------------
                                              Name: Michael Feinsod
                                              Title: Managing Member


                                          --------------------------------------
                                                     Michael Feinsod


                                  Page 8 of 8